Filed by Cendant Corporation
                                                Commission File No. 1-10308
                                                 Pursuant to Rule 425 under
                                                 The Securities Act of 1933
                               Subject Company: Galileo International, Inc.
                                              Commission File No. 333-64738


CENDANT REITERATES IT EXPECTS TO COMPLETE GALILEO ACQUISITION IN 3Q 2001 AS PREVIOUSLY ANNOUNCED

New York, NY 08-01-2001 -- Cendant Corporation (NYSE: CD) today reiterated that it expects its acquisition of Galileo International, Inc. (NYSE: GLC) to be completed in the third quarter of 2001 as previously announced.

Cendant's Chairman, President and CEO, Henry R. Silverman stated: "The transaction has cleared the U.S. regulatory process and we are confident we can respond promptly to any European Commission (EC) inquiries. Furthermore, we expect that any investigation by the Justice Department will have no impact on the timing of the Galileo transaction. Lastly, in response to competitor concerns, we continue to emphasize that we will not bias Galileo, or utilize information obtained through ownership of a GDS, to favor any Cendant brand."

According to the Company, the EC requested information pertaining to the relationship between Cendant's Avis unit and Avis Europe plc (London: AVE), a separate, independently-owned company. Cendant expects the EC to declare the notification to it complete when that information is furnished within the next few days. The one-month review period by the EC is also expected to be reinstated at that time.

Statements about future results made in this release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and the current economic environment. The Company cautions that these statements are not guarantees of future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements. Important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in Cendant's Form 10-K/A and Galileo International, Inc.'s Form 10-K for the year ended December 31, 2000, including the timing of the consummation of the Galileo acquisition which is expected to close in the third quarter of 2001.

Such forward-looking statements include projections. Such projections were not prepared in accordance with published guidelines of the American Institute of Certified Public Accountants or the SEC regarding projections and forecasts, nor have such projections been audited, examined or otherwise reviewed by independent auditors of Cendant or its affiliates. In addition, such projections are based upon many estimates and are inherently subject to significant economic and competitive uncertainties and contingencies, many of which are beyond the control of management of Cendant and its affiliates. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by Cendant or its affiliates that the projections will prove to be correct.

Cendant Corporation is primarily a provider of travel and residential real estate services. With approximately 57,000 employees, New York City-based Cendant provides these services to businesses and consumers in over 100 countries.

More information about Cendant, its companies, brands and current SEC filings may be obtained by visiting the Company's Web site at www.Cendant.com or by calling 877-4INFO-CD (877-446-3623).

Media Contact:             Elliot Bloom
                           212-413-1832

Investor Contacts:         Denise Gillen
                           212-413-1833

                           Sam Levenson
                           212-413-1834


This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Cendant and Galileo have filed a proxy statement-prospectus dated July 25, 2001 and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read this proxy statement-prospectus and any other relevant documents filed with the SEC because they will contain important information on the proposed transaction. You can obtain the documents filed with the SEC free of charge at the Web site maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Galileo free of charge by requesting them in writing from Galileo, 9700 West Higgins Road, Suite 400, Rosemont, Ill, 60018, Attention: Investor Relations, or by telephone at (847) 518-4000. Free copies of Cendant Corporation's filings with the SEC may also be obtained from Cendant Corporation via its web site at http://www.cendant.com or by directing a request to Investor Relations, Cendant Corporation, 9 West 57th Street, New York, NY 10019, telephone:
(212) 413-1845.

Galileo and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Galileo's stockholders. A list of the names of those directors and executive officers and descriptions of their interests in Galileo is contained in the proxy statement-prospectus dated July 25, 2001.